Second Amendment

The ESG Growth Portfolio of the

HC Capital Trust

Amendment, effective December 6, 2016 to that certain Portfolio Management Agreement dated June 30, 2016 (“Agreement”), as amended September 13, 2016, between Cadence Capital Management, LLC (“Portfolio Manager”) and the HC Capital Trust (“Trust”), a Delaware statutory trust, relating to The ESG Growth Portfolio (the “Portfolio”) of the Trust.

WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of the Portfolio (“Account”) pursuant to the Agreement; and

WHEREAS, the Agreement provides for an annual flat fee of $24,000 to be paid to the Portfolio Manager in addition to an asset-based fee; and

WHEREAS, the Trust and Portfolio Manager have agreed to eliminate the $24,000 annual flat fee;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that Section 4 of the Agreement is hereby amended to delete the following sentence:

“Portfolio Manager shall also be entitled to receive an additional flat fee of $24,000 per year.”

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

Cadence Capital Management, LLC		HC Capital Trust

By:	/s/ William B. Bannick	By:	/s/ Colette Bergman

Name:	William B. Bannick	Name:	Colette Bergman
Title:	Managing Director	Title:	VP & Treasurer